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                              August 18, 2022

       Marcos Gradin
       Chief Financial Officer
       Loma Negra Compania Industrial Argentina Sociedad Anonima
       Cecilia Grierson 355 , 4th Floor
       Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
       Republic of Argentina

                                                        Re: Loma Negra Compania
Industrial Argentina Sociedad Anonima
                                                            Form 20-F for the
year ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 1-38262

       Dear Mr. Gradin:

              We have reviewed your August 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2022 letter.

       Form 20-F for the year ended December 31, 2021

       Business Overview, page 31

   1. We note your response to comment 1, which included a materiality analysis concluding that you do not have
material mining operations. Please confirm your valuation of the mining assets consisted
of the quarry and all processing operations to the point of material external sales. This
definition of mining assets for vertically integrated mining companies, became
effective with S-K 1300. Mining assets would normally include the quarry,
crushing/screening facilities, kiln, transportation, packaging, shipping and warehousing to the
point of material external sales. Additional downstream facilities could be added
depending on the extent of your vertical integration and dependence on your limestone/cement
operations. See Item 1301 (c)(3) of Regulation S-K.
 Marcos Gradin
Loma Negra Compania Industrial Argentina Sociedad Anonima
August 18, 2022
Page 2
Mineral Reserves, page 38

2. We note you do not report any measured, indicated or inferred mineral resources from which reserves are determined. Please explain.
      If you have questions regarding mining comments, please contact Ken Schuler, Mine
Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy
Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.



FirstName LastNameMarcos Gradin                     Sincerely,
Comapany NameLoma Negra Compania Industrial Argentina Sociedad Anonima
                                                    Division of Corporation
Finance
August 18, 2022 Page 2                              Office of Manufacturing
FirstName LastName